Jeffrey Turner, Esq.

JDT Legal, PLLC

897 Baxter Drive

So. Jordan, UT, 84095

(801) 810-4465

jeff@jdt-legal.com

July 29, 2021

Attorney Asia Timmons-Pierce

Office of Manufacturing

U.S. Securities Exchange Commission

Washington, D.C.20549

Re:	Pacific Ventures Group Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 3, 2021
File No. 333-253846

Dear Ms. Timmons-Pierce:

On behalf of Pacific Ventures Group Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated July 15, 2021, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Genearl

1.	Please update your interim financial statements through March 31, 2021. Refer to Rule 8-08 of Regulation S-X. Please also update Management’s Discussion and Analysis of Financial Condition and Results of Operations for the most recently completed quarter ended March 31, 2021.

Financial statements for the quarter ended March 31, 2021, have been added. The Management’s Discussion and Analysis of Financial Condition and Results of Operations has been updated to include an analysis of the March 31, 2021, financial statements.

2.	We note your response to prior comment two. Please have counsel date the opinion as of a more recent date and fill in the blank for the number of shares offered in your offering.

Counsel has revised the opinion to include the number of shares being offered and has updated the date as requested.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please let me know if you need anything further.

Sincerely, JDT Legal, PLLC

/s/ Jeffrey Turner
Jeffrey Turner
jeff@jdt-legal.com